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FORM 12b-25	SEC FILE NUMBER 333-133278
CUSIP NUMBER
NOTIFICATION OF LATE FILING	49427TAD0

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KIMBALL HILL, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

5999 New Wilke Road, Suite 504
Address of Principal Executive Office (Street and Number)

Rolling Meadows, Illinois 60008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Annual Report on Form 10-K for the year ended September 30, 2007 by the prescribed due date without unreasonable effort and expense.  A substantial period of time has elapsed since the end of our fiscal year.  As market conditions in the U.S. homebuilding market have continued to weaken during that time period, we have determined it appropriate to update the inventory-related impairment analyses on which our financial statements are based. In addition, our Chief Financial Officer has been absent on an unexpected medical leave since the beginning of December. In his absence, certain incremental responsibilities have been borne by individuals who have significant roles in the preparation and review of our periodic reports. Consequently, completion of our Annual Report has been delayed but is expected not later than January 15, 2008.

We currently expect to file our Form 10-K within the 15-day extension period afforded by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	C. Kenneth Love	(847)	364-7300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Market conditions for new home sales have continued to deteriorate significantly throughout our fiscal year. Inventory levels of both new and existing homes have continued to climb and aggressive price competition has continued to put pressure on already strained profit margins. Significant home price appreciation in prior periods combined with fluctuating interest rates and tightening credit standards in the mortgage industry are all negatively affecting affordability and consumer sentiment for housing.

For the nine months ended June 30, 3007, we reported a net loss of $75.1 million, compared with net earnings for the nine months ended June 30, 2006 of $38.5 million.  We anticipate that we will record a substantial net loss for our fourth quarter of 2007, but are unable to provide a reasonable estimate at this time due to the ongoing impairment analysis described above on which our financial statements are based.  As such, we anticipate that our results of operations for the year ended September 30, 2007 will include substantial impairment charges in addition to the $133.7 million in impairment charges reported in our Quarterly Report on

Form 10-Q for the nine month period ending June 30, 2007. We reported impairment charges of $25.8 million for the year ended September 30, 2006.

Primarily as a result of the effect of the impairment charges, we believe that it is reasonably probable that we will not be in compliance with one or more of the covenants in our senior credit facility as of September 30, 2007, including the covenant requiring us to maintain a minimum tangible net worth (as defined in our senior credit facility).  We have begun discussions with our bank group regarding amending our senior credit facility. The bank group has not provided formal assurance that we will be able to amend our senior credit facility upon reasonable terms, or at all. Nonetheless, there has been no indication that they intend to accelerate amounts due under our facility, and discussions with our lenders regarding an amendment are active and ongoing.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary results for the year ended September 30, 2007 and the anticipated timing for the filing of our Form 10-K. Actual events could vary, perhaps materially, and the expected results may not occur. In particular, we may conclude that the scope of reviewing impairment charges may change and additional review may be required. We may be required to make adjustments to our preliminary results for the year ended September 30, 2007.  In addition, actual results are subject, but not limited to, subsequent events and other risks. This includes those risk factors that could affect our business and financial results set forth in our other filings with the Securities and Exchange Commission.

KIMBALL HILL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 31, 2007	By:	/s/ C. Kenneth Love
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).